UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Bahia Terra production

—

Rio de Janeiro, May 11, 2023 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 03/31/2023, 03/14/2023, 04/13/2023, 05/02/2023, and 05/05/2023, informs that it has obtained authorization from the National Agency of Petroleum, Natural Gas, and Biofuels (ANP) to resume production from four more facilities in the Bahia Terra Cluster (Água de Taquipe Treatment and Injection Station, Fazenda Boa Esperança "A" Station, Massapê Collecting Station, and Fazenda Azevedo Collecting Point).

The company started the execution of the operational procedures necessary for the safe return of the production process of these facilities, and of the 38 total facilities, 30 have already been released for operation, which will allow the reestablishment of approximately 70% of the total production of the Bahia Terra Cluster.

The Cluster had its operations halted by determination of the ANP and Petrobras has been making every effort to meet the conditions set by the regulator and to ensure the resumption of operations of the Bahia Terra Cluster facilities in the shortest possible time.

Facts deemed material on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer